[redacted]

14041496

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
RECEIVED
SEP 02 2014
WASH. D.C.
201

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68025

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROSSOFF & CO, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 EAST 57TH STREET, 23RD FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MACK ROSSOFF (212) 207-4306
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 335, 123 NASHUA RD, UNIT 17	LONDONDERRY	NH	03053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MACK ROSSOFF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROSSOFF & CO, LLC, as of JUNE 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID MARGULIES
NOTARY PUBLIC-STATE OF NEW YORK
No. 02MA6288669
Qualified in New York County
My Commission Expires September 09, 2017

Notary Public

Signature

MANAGING MEMBER

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROSSOFF & CO, LLC

FINANCIAL STATEMENTS

JUNE 30, 2014

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243
FAX (603) 882-7371

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Rossoff & Co, LLC

We have audited the accompanying financial statements of Rossoff & Co, LLC (a Delaware limited liability company), which comprise the statement of financial condition as of June 30, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Rossoff & Co, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Rossoff & Co, LLC as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Rossoff & Co, LLC's financial statements. The supplemental information is the responsibility of Rossoff & Co, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brace & associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

August 19, 2014

ROSSOFF CO, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2014

ASSETS

Cash	$ 246,369
Receivables from customers	155,236
Security Deposits	12,000
Prepaid expenses	162
Office equipment at cost, less accumulated depreciation of $1,090	1,474
Total assets	$ 415,241

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$ 27,997
Total liabilities	27,997
Member's equity	387,244
Total liabilities and member's equity	$ 415,241

The accompanying notes are an integral part of these financial statements.

ROSSOFF CO, LLC

STATEMENT OF INCOME (LOSS)

FOR THE YEAR ENDED JUNE 30, 2014

Revenues:	
Consulting income	$ 744,626
Total Revenue	744,626
Expenses:	
Professional fees	127,746
Employee compensation and benefits	221,828
Occupancy costs	80,891
Other operating expenses	144,871
Total expenses	575,336
Net income (loss)	$ 169,290

ROSSOFF CO, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2014

Member's equity at beginning of year	$ 67,954
Net income (loss)	169,290
Member's distributions	-
Member's Contributions	150,000
Member's equity at end of year	$ 387,244

The accompanying notes are an integral part of these financial statements.

ROSSOFF CO, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2014

Cash flows from operating activities:		
Net income (loss)		$ 169,290
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	$ 513	
Increase in receivable from customers	(139,366)	
Decrease in other current assets	6,972	
Decrease in accounts payable	(15,594)	
Total adjustments		(147,475)
Net cash provided (used) by operating activities		21,815
Cash flows from financing activities:		
Contributions from members		150,000
Net cash provided (used) by financing activities		150,000
Net increase in cash		171,815
Cash at beginning of year		74,554
Cash at end of year		$ 246,369

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the period for:	
Interest	
Income taxes	$

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

ROSSOFF & CO, LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2014

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company was organized on June 24, 2008 as a Delaware limited liability company to conduct business as a registered broker-dealer under the Securities Exchange Act of 1934. The company provides private placement and investment banking services for its gaming industry clients from it office in New York, NY. As a limited liability company the member' liability is limited to their investment.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets

Furniture and equipment are being depreciated using the straight-line method over their estimated useful lives, ranging from five to seven years. For the fiscal year ended June 30, 2013, depreciation expense was $513.

Other Assets

Other assets for the year ending June 30, 2014 also include $12,000 of security deposits for the new lease at 135 East 57th Street.

Compensated Absences

Employees of the Company are entitled to paid vacations, paid sick days, and personal days off, depending on the job classification, length of service, and other factors. The accrual cannot be reasonably estimated, and accordingly, no liability has been recorded in the financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

Management's Review for Subsequent Events

Management had evaluated subsequent events through August 19, 2014, the date which the financial statements were available to be issued.

NOTE 2 - NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $218,372 at June 30, 2014, which exceeded required net capital of $5,000 by $213,372. The ratio of aggregate indebtedness to net capital at June 30, 2014 was 12.82%

NOTE 3 - INCOME TAXES

The Company is considered a disregarded entity for federal and state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual member's income tax returns.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company has no tax position at June 30, 2014 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The company is no longer subject to U.S. federal and state examinations by tax authorities for years before 2010.

NOTE 4- SUBSEQUENT EVENT

The Company received a notification in July 2012 that a former employee planned to sue the company for compensation. The majority of the claims in the lawsuit that was filed were dismissed; however in July, 2014 the Company was notified that the remaining claims still exist. The Company is disputing that any amount is due to the former employee and has hired an attorney to defend the legal action. The attorney feels that the former employee's claim is without merit and the Company intends to defend vigorously the legal action.

NOTE 5- CONCENTRATIONS

At June 30, 2014, two customers, each of which accounted for more than 10% of the Company's accounts receivable, accounted for 100% of total accounts receivable in aggregate.

ROSSOFF & CO, LLC

SUPPLEMENTARY SCHEDULES

FOR THE PERIOD ENDED JUNE 30, 2014

ROSSOFF CO, LLC

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

JUNE 30, 2014

Total ownership equity from statement of financial condition	$	387,244
Total nonallowable assets from statement of financial condition		168,872
Net capital before haircuts on securities positions		218,372
Haircuts on securities		-
Net capital		218,372
Aggregate indebtedness:		
Total A.I. liabilities from statement of financial condition	$	27,997
Total aggregate indebtedness	$	27,997
Percentage of aggregate indebtedness to net capital		12.8%
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of A.I.)	$	1,866
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	213,372
Excess net capital at 1000%	$	212,372

ROSSOFF CO, LLC

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X17A-5)
AT JUNE 30, 2014

SCHEDULE I (CONTINUED)

		FOCUS REPORT - PART IIA QUARTER ENDED June 30, 2014		ADJUSTMENTS		ANNUAL FINANCIAL STATEMENTS AT June 30, 2014
COMPUTATION OF NET CAPITAL						
Total ownership equity from statement of financial condition	$	386,757	$	487	$	387,244
Deductions and/or charges:						
Total nonallowable assets from statement of financial condition		168,385		487		168,872
Haircuts on securities		-		-		-
Total deductions		168,385		487		168,872
Net capital	$	218,372	$	-	$	218,372

SCHEDULE II

ROSSOFF & CO, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

JUNE 30, 2014

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

ROSSOFF & CO, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2014

Rossoff & Co, LLC is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 is not applicable.

ROSSOFF & CO, LLC

SUPPLEMENTARY REVIEW OF EXEMPTION REPORT

FOR THE PERIOD ENDED JUNE 30, 2014

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Rossoff & Co, LLC

We have reviewed management's statements, included in the accompanying Annual Exemption Report filed pursuant to SEC Rule 17a5(d)(1)(B)(2), in which (1) Rossoff & Co, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Rossoff & Co, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: ((2)(ii)) (the "exemption provisions") and (2) Rossoff & Co, LLC stated that Rossoff & Co, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Rossoff & Co, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rossoff & Co, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

August 19, 2014

The Company is exempt from SEC Rule 15c3-3 under section (k) (2) (ii)-Special Account for the exclusive benefit of customers maintained. The Company met this exemption throughout the fiscal year.

ROSSOFF & CO, LLC

SUPPLEMENTAL SIPC REPORT

JUNE 30, 2014

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Member of Rossoff & Co, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2014, which were agreed to by Rossoff & Co, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Rossoff & Co, LLC's compliance with the applicable instructions of Form SIPC-7. Rossoff & Co, LLC's management is responsible for Rossoff & Co, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

August 19, 2014

ROSSOFF & CO. LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED JUNE 30, 2014

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		**$1,861**
Less Payments Made:		
Date Paid	**Amount**	
1-15-2014	**$ 670**	
		(670)
Interest on late payment(s)		—
Total Assessment Balance or Overpayment		**$1,191**
Payment made with Form SIPC 7		**$1,191**

See Accountant's Report

ROSSOFF & CO, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED JUNE 30, 2014

Total revenue	**$ 744,626**
Additions:	
Various (list)	
Total additions	**$ 0**
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	**0**
Revenues from commodity transactions	**0**
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	**0**
Net gain from securities in investment accounts	**0**
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	**0**
Direct expenses of printing advertising and legal fees	
Other	
Total deductions	**$ 0**
SIPC NET OPERATING REVENUES	**$ 744,626**
GENERAL ASSESSMENT @ .0025	**$ 1,861**

See Accountant's Report